August 23, 2011

VIA EDGAR -CORRESPONDENCE

Ms. Mary Mast
Review Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Propanc Health Group Corporation
Amendment No. 1 to the Registration Statement on Form S-1
Filed August 18, 2011
File No. 333-175092

Dear Ms. Mast:

We are counsel for Propanc Health Group Corporation (“Propanc,” the “Company” or “our client”).  We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) dated August 19, 2011 wherein it was stated that the Commission will not proceed with its review of Amendment No.1 to Form S-1/A filed by the Company on August 18, 2011 for the reason that the financial statements included therein are not current as required by Article 8-08 of Regulation S-X.

In this regard, and further to our conversation earlier today, we request that the following responses to comments 81-83 of the Commission’s comment letter dated July 19, 2011 be reviewed preliminarily in order to assist the Company in preparing, and the auditor in auditing, the Company’s financial statements for the fiscal year ended June 30, 2011 as your responses may effect those updated financial statements.  For your convenience, we have recited each of the comments and provided the Company’s response to each comment in italics immediately thereafter.

Notes to Financial Statements
Note 1 – Nature of Operations, Basis of Presentation and Summary of Significant Accounting and Reporting Policies
Australian Goods and Services Tax, page F-9

Comment 81. You state here that “…assets are recognized net of the amount of GST.”  However, you continue to state that “[r]eceivables and payables in the balance sheets are shown inclusive of GST.”  Please revise your disclosure to clarify whether GST is included or excluded from your balance sheet items.  To the extent it is included, please identify the line item and the amounts that are included.

Response:  The Company believes the disclosure on page F-9 adequately describes the Company's accounting policy for its GST.  However, the Company intends to indicate in its future filings that "Revenues, expenses and Balance Sheet items are recognized net of GST except Payables and Receivables which are inclusive of GST" in order to further clarify the disclosure contained in its future financial statements.

Note 8- Stockholders’ Equity, page F-18

Comment 82. You state that based on an immaterial difference in the conversion formula, the director shares were converted at other prices immaterially different from the stipulated conversion price.  Please tell us why you believe the difference is immaterial.  Provide us an analysis of the conversion of the loans and accrued interest based on the correct formula vs. the conversion price used and clarify to us why you believe the difference is immaterial.  Your analysis should disclose how many shares would have been issued had the correct conversion formula been used. Consider the guidance in Staff Accounting Bulletin 99.

Response:  The transaction details were as follows:

Julian Kenyon	- Conversion rate was 0.18313576	- Per contract 0.18
	Shares issued = 61,066	Should have been = 62,130

James Nathanielsz	- Conversion rate was 0.183125615	- Per contract 0.18
	Shares issued = 59,939	Should have been = 60,979

Doug Mitchell	- Conversion rate was 0.183113243	- Per contract 0.18
	Shares issued = 3,184,614	Should have been = 3,239,694

Total share difference was 57,185 shares valued at $0.16 and equates to $9,252 charged to additional paid in capital due to the related party nature of the conversions.

Each related party member agreed, in writing, on a conversion deed, to the final share quantity and amount converted.

The reference to immaterial difference in the conversion formula was meant to explain to the reader the reason for the charge to APIC since, had the conversion occurred as stated in the agreement, no charge to APIC (gain or loss if not a related party transaction) would have occurred.  SAB 99 need not be considered as the difference of $9,252 was recorded and there is no further obligation to the shareholders.

The Company will amend future filings to further clarify, stating, "Based on written agreement with the debt holders, there is no further obligation to those shareholders."

Note 12- Subsequent Events, page F-21

Comment 83. You state that you entered an agreement in June 2011 to issue 7,216, 365 shares to a third party consultant upon a registration statement being filed and that those shares would be initially valued based on the value at the agreement date with changes in fair value recorded at each period until the vesting date.  Since it appears that the quantity and terms of the equity instruments are known up front pursuant to ASC 505-50-30-21, it appears that the final measurement value upon filing the registration statement is based on the IPO price of $1.50.  Please revise to disclose the expected effect on the financial statements.

Response:  The company reviewed various accounting and valuation literature in deriving its position on this topic.  The literature includes, but is not limited to, SAB Topic 4(d), ASC 505-50 and the AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred herein as "The Guide". The Company believes it has properly disclosed the accounting effects of the transaction in relation to how the financial statements will be effected.  The Company elected not to disclose the value of the shares, but rather only the obligation that the Company was under to issue the shares along with the financial statement accounting effect, as the Company believes the measurement date had not been reached when the auditor’s report dated June 22, 2011 was issued. Further, the Company believes disclosing the $1.50 value of the shares, at that time, would have been misleading to the reader as the IPO price is not finalized until the registration statement is effective which it was not upon the S-1 filing on June 23, 2011 (See the Guide, Chapter 9, paragraphs 112 and 113).

Regarding the $1.50 valuation of the shares issued for services in June 2011, the Company is of the position that the share issuance should be valued at $0.16 as opposed to the anticipated $1.50 IPO price.  It should be noted that the last sale of the Company's common stock occurred late October 2010 at $0.16 per share.   The Company reviewed the above stated literature when considering the June 8, 2011 share issuance for services and concluded that intervening events occurred prior to the $1.50 estimated IPO price and initial filing of the registration statement (See the Guide Chapter 9, paragraph 113).  The 7,216,365 shares were originally to be issued to Churchill & Associates ("C&A") per an agreement dated August 3, 2010 (3,333,333 upon entering the contract and the remainder upon  the Company filing a Registration Statement) which has been filed as an exhibit to this registration statement.  The Company initially recorded the 3,333,333 shares it was obligated to issue C&A at $0.16 and recorded a prepaid which was being amortized to expense over the one-year term of the August 2010 contract.   Based on events out of the Company's control, this agreement was terminated, as such, the Company removed the remaining unamortized prepaid and related stock issuance to C&A, and the Company entered into an agreement with Jersey Fortress Capital Partners ("Jersey") to continue the Company's efforts of filing a Registration Statement.  It was agreed upon by all parties that the shares that were previously to be issued to C&A, would now be granted to Jersey per the terms of June 2011 agreement which is attached as an exhibit to the Registration Statement. At the time the Company entered into the C&A and also the Jersey agreement and based on historical results, the Company's best estimate of fair value, based on the best information available at the time, was $0.16. The Company's belief is that the $1,154,618 valuation for services based on $0.16 per share is a more accurate reflection of the transaction and its related valuation as opposed to $10,824,548 based on the per share amount of $1.50.  Had a different approach been contemplated, the share quantity would have been drastically reduced.  Value added activities and intervening events have occurred throughout 2010 and 2011 that have added to the $1.50 IPO price none of which was more substantial than the Registration Statement and the IPO itself.

We thank you for your consideration and assistance regarding this matter. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso, Esq.